LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2020	WRITER’S EMAIL rlipsher@luselaw.com
VIA EDGAR
April 28, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. William Friar

Re:	Oneida Financial Corp., Registration Statement on Form S-1
File No. 333-165458

Dear Mr. Friar:
     On behalf of Oneida Financial Corp. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated April 8, 2010, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the staff of the Office of Thrift Supervision. The Amended S-1 has been blacklined to reflect changes from the original filing.
Registration Statement on Form S-1 filed March 12, 2010
General
1.	To the extent any of the comments relating to the subscription offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

The proxy statement/prospectus for the exchange offering has been revised as appropriate to reflect changes made to the subscription offering prospectus.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

Summary
2.	In the Summary, please include a table that displays the after market performance of recent second step conversions.

A table and related narrative discussion had been added to the summary section on pages 9 to 10 to disclose the after market performance of recent second step conversions.
How We Determined the Offering Range..., page 7
3.	Please advise us exactly what your independent appraiser is estimating. We note the language in this section and the language in the Valuation Report. In the Valuation Report, it appears clear to us that the appraiser has estimated that the market value is $57.1 million. The language in the report with respect to the minimum and maximum is not as clear that those amounts are their opinion as to what the minimum and maximum will be. Please advise.

The independent appraiser provides an estimate of the pro forma market value of the Company, including shares to be sold in the offering and shares to be issued in the exchange to existing stockholders. The appraiser reached a conclusion that the estimated value was $57.1 million. Pursuant to Office of Thrift Supervision regulations, the appraiser’s estimated value is considered to be the midpoint of a valuation (and offering) range that includes a minimum equal to 85% of the midpoint, a maximum equal to 115% of the midpoint, and a maximum as adjusted equal to 115% of the maximum. This range is established by regulation based upon the appraiser’s conclusion as to value. The prospectus has been revised on page 7 to clarify the foregoing.
Reasons for the Conversion, page 5
4.	You discuss the potential regulatory uncertainty as one of the reasons for the conversion, including the difference between the Federal Reserve Board’s rules regarding the waiver of dividend payments to mutual holding companies and those of the Office of Thrift Supervision. Please explain here and in greater detail elsewhere in the document how the lack of such waiver would effect your minority stockholders.

The prospectus has been revised on pages 7 and 145 to provide more detail regarding the potential impact of the Federal Reserve board’s policies on minority stockholders.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

The Exchange of Existing Shares of Oneida Financial Corp. Common Stock, page 9
5.	Reference is made to the table on page 9. We are concerned that the column heading, “Equivalent Value of Shares Based Upon Current Market Price,” may cause confusion to some readers. We suggest that you make clear to the reader that the numbers are no more than multiplying the exchange ratio times $8.00 rather than the “current market price” of the current Oneida Financial Corp. Finally, we also suggest that the table be expanded to include a column that displays the pro forma book value per exchanged share.

The column heading has been revised in response to this comment. In addition, a column has been added to the table to disclose pro forma book value per exchanged share.
Risk Factors, page 20
Higher Federal Deposit Insurance Corporation insurance..., page 24
6.	As a comparison, please note what your FDIC premiums were in 2008, 2009 and 2010. With respect to the last sentence, please briefly note why the FDIC will significantly increase your expense in 2010 and in future years when the prior paragraph states that the FDIC required you to prepay estimated assessments in the fourth quarter of 2009.

The prospectus has been revised on page 26 to disclose the Company’s FDIC insurance premiums in 2009, 2008 and 2007. The disclosure has also been revised to clarify the reasons for the increases in future FDIC premiums. As a matter of information for the staff, please be advised that the $2.4 million amount recorded in the fourth quarter of 2009 as a prepaid expense for FDIC insurance premiums will be required to be amortized to expense over the related three year period. That prepaid expense will result in increased FDIC insurance expense over that three year period.
Selected Consolidated Financial and Other Data of Oneida Financial Corp., page 32
7.	Please revise your filing to include footnote explanations for the following ratios presented on page 33:
•	The performance ratio of tangible equity to tangible assets (end of period) to disclose how these amounts are determined; and

The prospectus has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

•	The asset quality ratio of nonperforming assets to total assets to disclose that non-accrual trust preferred securities are included within your nonperforming assets as presented on page 81.

The prospectus has been revised in response to this comment.
Market for Common Stock, page 37
8.	Please briefly discuss why you have decided to list your shares on the NASDAQ Global Market following the second-step conversion rather than remain on the NASDAQ Capital Market.

The prospectus has been revised on page 40 in response to this comment.
Business of Oneida Financial Corp. and Oneida Savings Bank, page 68
Lending Activities, page 70
9.	Please discuss your policies and procedures regarding your practice of not retaining fixed-rate one- to four-family residential loans. Based on your disclosure of recent borrower preferences for fixed-rate loans and other market forces, please include any potential intentions that you may have to differ from your past practices regarding the type and volume of loans that you originate for resale on the secondary market.

The prospectus has been revised on page 75 in response to this comment.
Commercial Business Loans, page 75
10.	In addition to your cross reference to “Asset Quality, Delinquencies and Classified Assets,” please disclose here that you have made a specific reserve of $570,000 for the $2.2 million impaired relationship.

The prospectus has been revised on page 78 in response to this comment.
Asset Quality, Delinquencies and Classified Assets, page 79
11.	We note your inclusion of $1.897 million of non-accruing trust preferred securities in total nonperforming assets on page 81. We also note that all of your trust preferred securities totaling $5.9 million are classified as impaired on page 82. Please revise your filing to explain the difference between the non-accruing and impaired trust preferred

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

security classifications and whether there is a difference in accounting for each of these categories of trust preferred securities.

The prospectus has been revised on pages 83 to 84 in response to this comment.
The Oneida Savings Bank Charitable Foundation, page 98
12.	Clearly disclose here and elsewhere as appropriate that the charitable foundation will not receive any of your shares or any other portion of the offerings proceeds.

The prospectus has been revised on page 101 in response to this comment.
Management, page 111

General
13.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Compensation Committee evaluates risks posed by our compensation programs and seeks to limit any unnecessary or excessive risks these programs may pose to us, in order to avoid programs that might encourage such risks. In this respect, the Compensation Committee has reviewed the relationship between our risk management policies and practices and the incentive compensation provided to the named executive officers and others and determined that our incentive compensation programs do not encourage unnecessary and excessive risk taking for the following reasons: (i) aggregate bonuses do not exceed a nominal level of our net income for the fiscal year, and such level is monitored by the board to ensure that bonuses do not become excessive; (ii) the maximum bonus potential for any of our named executive officers is not excessive (in 2009, it did not exceed 26.5% of base salary for our chief executive officer) and the maximum bonus potential for any of our other employees is less than that available to our named executive officers; (iii) our equity awards have time based vesting conditions and not performance-based vesting conditions that might lead to excessive risk-taking. In view of the overall financial condition and performance of the Company, the board of directors retains the discretion not to pay bonuses if conditions warrant and the board has previously exercised this discretion.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

Benefits Plans, page 127
14.	We note that you disclose that performance goals established for your annual cash incentives were based on Return on Average Assets, Return on Average Tangible Equity and Net Income Growth Rate and that according to footnote 3 of your Summary Compensation Table on page 123, awards under the Performance Based Compensation Plan were made for fiscal year 2009. Please revise your Registration Statement to disclose the targets, trigger values and actual results of these performance goals.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of your performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The prospectus has been revised on page 131 in response to this comment.
Transaction with Certain Related Persons, page 136
15.	We note your disclosure with regard to loans or extensions of credit to related persons; please revise your Registration Statement to conform this disclosure to the language in Instruction 4(c) of Item 404(a) of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.

The prospectus has been revised on page 139 in response to this comment.
Subscription by Directors and Executive Officers, page 139
16.	Please revise this section to disclose the number and percentage of shares to be owned by your directors and officers and the minimum and maximum of the offering range.

We hereby request that the staff waive this comment. Several columns in the table—the number of exchange shares to be held, and the total common stock to be held (the number of shares and the percent of shares outstanding)—would vary at each level of the valuation range. We believe that the presentation of this information would result in an unnecessarily

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

complex ownership table (which might include 11 columns of information to display the ownership information at the minimum, midpoint and maximum of the valuation range, or alternatively might require three separate ownership tables for each point in the valuation range), without providing meaningful additional disclosure to prospective investors.
Financial Statements
Note 2. Investment Securities and Mortgage-Backed Securities, page F-18
17.	We note disclosure of your significant assumptions on page F-23 used to estimate the expected cash flows for the trust preferred securities as of December 31, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. For each of the nine trust preferred securities that you disclose are rated below investment grade at December 31, 2009, please revise your filing to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The financial statements have been revised in response to this comment. Please see note 2 to the financial statements.

18.	As a related matter, please specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected for your trust preferred securities as of December 31, 2009:
•	Discount rate: tell us and disclose in your filing how you determine the discount rate to use in your calculation.

The financial statements have been revised in response to this comment. Please see note 2 to the financial statements for additional information.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

•	Deferrals and defaults:
a.	Please tell us in detail how you develop your estimate of future deferrals and defaults.

b.	Tell us and revise your filing to disclose if you treat actual deferrals the same as defaults.

c.	Tell us and revise your filing to disclose your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

The financial statements have been revised in response to this comment. Please see note 2 to the financial statements for additional information.
•	Prepayment rate:
a.	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc.).

b.	Tell us and revise your filing to disclose how you determined a 0% prepayment assumption as of December 31, 2009 and explain to us why you believe this is reasonable.

The financial statements have been revised in response to this comment. Please see note 2 to the financial statements for additional information.
19.	We note disclosure on page F-21 relating to a credit loss coverage measure, which you utilize to indicate whether or not you will receive all of the originally scheduled cash flows for your non-agency collateralized mortgage obligations (CMOs). Please tell us further the key assumptions/inputs incorporated into this measure, further explain what would be considered sufficient, along with how these inputs are derived. Additionally, please use as an example the two CMOs that are rated below investment grade as of December 31, 2009 for understanding of how you utilized this ratio and how this coverage measure impacted your determination as to whether or not to record other-than-temporary impairment.

The credit loss coverage measure referred to on page F-21 is a comparison of the original credit support of the Company’s applicable tranche within the investment as compared to the current credit support. The credit support is calculated by dividing the value of the securities below the Company’s specific tranche by the total of all tranches. The credit support can decrease if delinquencies and write offs on tranches below the tranche that the Company owns happen at a faster rate than the payment of principal

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

On the Company’s specific tranche. On the Company’s two CMOs rated below investment grade, the Company has the following credit support comparison:
1)	tranche A5 – original support = 3.75% current support = 3.30%

2)	tranche 1A6 – original support = 3.95% current support = 5.40%
Based on these ratios, there appears to be a potential for an other-than-temporary write-down on security #1 given the original support compared to the current support. Once this was determined, cash flow analysis, which utilizes a binomial lattice approach, were reviewed to determine the amount of the write-down. The assumptions utilized in the cash flow approach start with a loan-by-loan basis, take into consideration the type of documentation of loans, geography, LTV, FICO scores, delinquencies, etc. to determine over the life of these loans the losses to be incurred by specific tranches. Based on this analysis, the Company determined the one CMO to be other-than-temporarily impaired.
Exchange Offer Proxy Statement/Prospectus
What are the Reasons for the Conversion and Related Offering, page 2
20.	Include here your disclosure regarding potential regulatory uncertainty as one of the reasons for the conversion and related offering.

The proxy statement/prospectus has been revised in response to this comment.
Exhibits and Financial Statement Schedules, page II-3
21.	Include your Employee Stock Ownership Plan as an exhibit to your Registration Statement.

The employee stock ownership plan was not originally filed as an exhibit pursuant to Item 601(b)(10)(iii)(C)(4) of Regulation S-K. However, as requested by the staff, the employee stock ownership plan is being filed as exhibit 10.12 to the Amended S-1.
* * * * * *
On behalf of the Company, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION

Mr. William Friar
U.S. Securities and Exchange Commission
April 28, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2020 as soon as possible if it has any further comments.
Very truly yours,
/s/ Robert I. Lipsher
Robert I. Lipsher

cc:	Eric Envall, Esq. Gary Jeffers, Esq. Mr. Michael R. Kallet Mr. Eric E. Stickels Working Group